Exhibit 99.1

Century 21 China Real Estate Reports Second Quarter 2012 Unaudited Financial Results

Revenue Exceeds Top End of Previous Guidance, Company Returns to Profitability

BEIJING, China, August 16, 2012 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights(1)

•                      Consolidated net revenue in the second quarter of 2012 was RMB200.3 million (US$31.5million), an increase of 53.5% from the first quarter of 2012, an increase of 18.9% from the second quarter of 2011, and 19% above the top end of the Company’s previously provided revenue guidance.

•                      Revenue from the company-owned brokerage services segment in the second quarter of 2012 was RMB173.5 million (US$27.3 million), an increase of 50.7% from the first quarter of 2012, and an increase of 23.3% from the second quarter of 2011.

•                      Net income in the second quarter of 2012 was RMB2.3 million (US$0.4 million), compared to a net loss of RMB47.4 million in the first quarter of 2012 and a net loss of RMB81.4 million in the second quarter of 2011.

•                      Net income attributable to IFM Investments Limited in the second quarter of 2012 was RMB0.8 million (US$0.1 million), compared to a net loss of RMB45.9 million in the first quarter of 2012 and a net loss of RMB80.4 million in the second quarter of 2011.

•                      Non-GAAP(2) net income attributable to IFM Investments Limited in the second quarter of 2012 was RMB1.6 million (US$0.3million), compared to a Non-GAAP net loss of RMB45.5 million in the first quarter of 2012 and a Non-GAAP net loss of RMB79.6 million in the second quarter of 2011.

“We are pleased to return to profitability in the second quarter, with improving buyer sentiment in China’s real estate market driving strong growth,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “Many buyers now believe that the real estate market has bottomed and are choosing to re-enter the market. As a result, we saw a sustained recovery in secondary transaction volumes in the second quarter, which rose sequentially by 85.9% in Beijing and 61.9% in Shanghai. Primary transactions also showed a healthy upward trend, with volumes growing 70.1% and 64.1%, in Beijing and Shanghai, respectively. Our strategy throughout the recent downturn of optimizing our network to maintain a strong presence in key neighborhoods has ensured that we were well-positioned to benefit from the increasing purchasing activity in both segments. While we don’t anticipate any loosening of policy restrictions in the near term, we are confident that buyer sentiment will remain healthy for the rest of the year.”

(1) This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended June 30, 2012, were made at a rate of RMB6.3530 to US$1.00 which is the noon buying rate on June 29, 2012 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

(2) Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures is included in the “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations” in the accompanying condensed financial information included with this press release.

Mr. Harry Lu, vice chairman and president, added: “Our encouraging performance in the second quarter reflects the success of our efforts to diversify our revenue streams and optimize our network. Our strong position across the primary and secondary segments and an increase in buying activity in key neighborhoods produced sequential revenue growth of 53.5% this quarter. Primary home sales accounted for 32.9% of net revenue from our company-owned brokerage services segment in the quarter, which contributed to a significant improvement in per-store productivity. By enhancing operating efficiency across our store network we recorded unaudited net income of RMB2.3 million, and achieved positive operating cash flow for the first time since 2010. With market conditions improving, we are actively exploring opportunities to expand our franchise network to ensure we have the coverage we need in key neighborhoods while minimizing risks and costs. We are also carefully considering opportunities for organic growth within our company-owned network. We are confident we have the right strategy in place to deliver consistently strong results in the coming quarters.”

Second Quarter 2012 Results

The Company’s total consolidated net revenue in the second quarter of 2012 was RMB200.3 million (US$31.5 million), an increase of 53.5% from RMB130.5 million in the first quarter of 2012, and an increase of 18.9% from RMB168.5 million in the second quarter of 2011. The sequential increase was primarily due to increased revenue from company-owned brokerage services from higher sales and purchase transaction volumes, and the growth of primary and commercial services in the second quarter of 2012, both as a result of the seasonal rebound and overall real estate market recovery in China. The year-over-year increase was mainly due to the increase in sales and purchase transaction volumes in the second quarter of 2012.

Revenue from the company-owned brokerage services segment in the second quarter of 2012 was RMB173.5 million (US$27.3 million), representing 86.6% of total net revenue, an increase of 50.7% from RMB115.1 million in the first quarter of 2012, and an increase of 23.3% from RMB140.7 million in the second quarter of 2011. The sequential and year-over-year increase was mainly due to an increase in sales and purchase transaction volumes in the second quarter of 2012 for the reasons stated above.

Revenue from the primary and commercial services segment in the second quarter of 2012 was RMB19.1 million (US$3.0 million), representing 9.5% of total net revenue, an increase of 114.6% from RMB8.9 million in the first quarter of 2012, and an increase of 92.9% from RMB9.9 million in the second quarter of 2011. The sequential and year-over-year increase was primarily due to a rise in sales and purchase transaction volumes through the Company’s primary real estate agency services in the second quarter of 2012, benefiting from greater sell-through of two office building projects in Beijing by the business unit of SG International Investments Limited (“Shanggu”).

Revenue from the mortgage management services segment in the second quarter of 2012 was RMB6.2 million (US$1.0 million), representing 3.1% of total net revenue, an increase of 51.2% from RMB4.1 million in the first quarter of 2012, and an increase of 5.1% from RMB5.9 million in the second quarter of 2011. The sequential increase was primarily due to an increase of both traditional home mortgage loans and home equity loans brokered by the Company. The year-over-year increase was due to an increase in mortgage credit loans provided by the Company, and partially offset by a decrease in traditional home mortgage loans brokered by the Company in the second quarter of 2012.

Revenue from the franchise services segment in the second quarter of 2012 was RMB1.5 million (US$0.2 million), representing 0.7% of total net revenue, a decrease of 37.5% from RMB2.4 million in the first quarter of 2012, and a decrease of 87.5% from RMB12.0 million in the second quarter of 2011. The sequential decrease was primarily due to a decrease in royalty revenues paid by some regional sub-franchisors in the second quarter of 2012 due to their poor performance. The year-over-year decrease was primarily due to the higher initial franchise fees recognized in the second quarter of 2011, as the Company added two new regional sub-franchisors at that time.

Commissions and other agent-related costs in the second quarter of 2012 were RMB115.3 million (US$18.1million), representing 57.6% of total net revenue, an increase of 30.4% from RMB88.4 million in the first quarter of 2012, and a decrease of 3.8% from RMB119.8 million in the second quarter of 2011. The sequential increase in commissions and other agent-related costs was attributable to higher commission expenses in the second quarter of 2012 as a result of higher revenue from company-owned brokerage services and primary and commercial services.

Operating costs in the second quarter of 2012 were RMB41.0 million (US$6.5 million), representing 20.5% of total net revenue, a decrease of 17.3% from RMB49.6 million in the first quarter of 2012, and a decrease of 47.1% from RMB77.5 million in the second quarter of 2011. The year-over-year and sequential decline in operating costs was mostly attributable to a reduction in the number of sales offices in operation, as well as significantly lower sales office closure-related costs as the Company completed major sales office network optimization in the second quarter of 2012.

Selling, general and administrative expenses in the second quarter of 2012 were RMB42.9 million (US$6.8 million), representing 21.4% of total net revenue, an increase of 2.9% from RMB41.7 million in the first quarter of 2012, and a decrease of 17.5% from RMB52.0 million in the second quarter of 2011. The year-over-year decrease was mainly due to a reduction in marketing expenses as marketing activities declined due to a decrease in the number of company-owned sales offices.

Goodwill impairment losses in the second quarter of 2012 were RMB10.8 million (US$1.7 million), as a result of the decline in the results of operations of our Shanggu business unit, which were below estimates made at the end of 2011. Net change in fair value of contingent consideration in the second quarter of 2012 was RMB10.5 million (US$1.7 million), which was the fair value change of the contingent consideration payable in respect of the Company’s acquisition of the Company’s Shanggu business unit in June 2011. The change in the contingent consideration payable from the first quarter to the second quarter of 2012 resulted mainly from the decline in the disparity between estimated revenue and earnings for 2012 and 2013 from those previously estimated for the business unit of Shanggu.

Income from operations in the second quarter of 2012 was RMB0.7 million (US$0.1 million), compared to a loss from operations of RMB49.2 million in the first quarter of 2012 and a loss from operations of RMB80.9 million in the second quarter of 2011, respectively. Non-GAAP income from operations in the second quarter of 2012 was RMB1.5million (US$0.2 million), compared to a non-GAAP loss from operations of RMB48.8 million in the first quarter of 2012, and a non-GAAP loss from operations of RMB80.1 million in the second quarter of 2011.

Net income attributable to IFM Investments Limited in the second quarter of 2012 was RMB0.8 million (US$0.1 million), compared to a net loss of RMB45.9 million attributable to IFM Investments Limited in the first quarter of 2012, and a net loss attributable to IFM Investments Limited of RMB80.4 million in the second quarter of 2011, respectively. Non-GAAP net income attributable to IFM Investments Limited in the second quarter of 2012 was RMB1.6 million (US$0.3 million), compared to a non-GAAP net loss attributable to IFM Investments Limited of RMB45.5 million in the first quarter of 2012, and a non-GAAP net loss attributable to IFM Investments Limited of RMB79.6 million in the second quarter of 2011.

Basic and diluted net income per ADS in the second quarter of 2012 was RMB0.06 (US$0.01). Non-GAAP basic and diluted net income per ADS in the second quarter of 2012 was RMB0.11

(US$0.02). Each of the Company’s ADSs represents 45 of the Company’s ordinary shares.

Net cash provided by operating activities in the second quarter of 2012 was RMB4.3 million (US$0.7 million), compared to a net cash used in operating activities of RMB50.1 million in the first quarter of 2012. The significant change was mainly due to operating income earned in the quarter ended June 30, 2012 as a result of improvements in business performance. Cash used in investing activities in the second quarter of 2012 was RMB0.4 million (US$0.1 million), mainly comprised of the net effect of providing and receiving repayment on consumer loans of RMB1.0 million (US$0.2 million) and the purchase of property, plant and equipment of RMB1.4 million (US$0.2 million).

During the second quarter of 2012, the Company’s CENTURY 21® China Real Estate network covered 29 major cities with an average of 976 sales offices, including an average of 327 company-owned sales offices in operation and seven temporarily closed company-owned sales offices. As of June 30, 2012, the Company’s CENTURY 21® China Real Estate network employed more than 12,440 sales professionals and maintained more than 7.7 million property listings.

Business Outlook

The Company currently estimates that its total net revenue for the third quarter of 2012 will be in the range of RMB196 million to RMB206 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call today, August 16, 2012 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. Toll / International:	+1-718-354-1231
United States Toll Free:	+1-866-519-4004
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate Earnings Call.”

A live and archived webcast of the conference call will be available until August 23, 2012 at http://ir.century21cn.com.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to IFM Investments Limited and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation, impairment of goodwill and fair value change in contingent consideration. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the accompanying condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Lulu Li

Vice President

IFM Investments Limited

Phone: +86-10-6561-7188

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com

IFM Investments Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	June 30,	June 30,
	2011	2012	2012
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	235,450	174,009	27,390
Restricted cash	10,997	19,202	3,023
Accounts receivable, net	97,090	151,587	23,861
Amounts due from related parties	71	181	28
Loans receivable	37,511	39,547	6,225
Prepaid expenses and other current assets	37,369	42,284	6,656
Total current assets	418,488	426,810	67,183
Non-current assets:
Investment in associates	10,595	11,855	1,866
Property and equipment, net	62,513	48,122	7,575
Intangible assets, net	95,827	93,040	14,645
Goodwill	114,698	103,943	16,361
Other non-current assets	22,941	20,840	3,280
Total assets	725,062	704,610	110,910
LIABILITIES, REDEEMABLE NON-CONTROLLING INTREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	11,220	9,355	1,473
Accrued expenses and other current liabilities	150,502	187,566	29,525
Amounts due to related parties	266	272	43
Deferred revenue	7,773	8,382	1,319
Total current liabilities	169,761	205,575	32,360
Long-term deposits payable	12,180	11,087	1,745
Contingent consideration payable	44,227	33,774	5,316
Deferred tax liabilities	17,543	17,098	2,691
Total liabilities	243,711	267,534	42,112
Redeemable non-controlling interest	66,181	66,839	10,521
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized as of December 31, 2011 and June 30, 2012, respectively; 667,672 and 667,672 shares issued and outstanding as of December 31, 2011 and June 30, 2012, respectively)	4,939	4,939	777
Class B ordinary shares (US$0.001 par value, 100,000 shares authorized, Nil shares issued and outstanding as of December 31, 2011 and June 30, 2012)	—	—	—
Additional paid-in capital	1,033,892	1,034,726	162,872
Statutory reserves	5,595	5,595	881
Accumulated deficit	(638,380)	(683,403)	(107,572)
Total IFM Investments Limited shareholders’ equity	406,046	361,857	56,958
Non-controlling interest	9,124	8,380	1,319
Total shareholders’ equity	415,170	370,237	58,277
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	725,062	704,610	110,910

IFM Investments Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2011	2012	2012	2012
	RMB	RMB	RMB	US$

Net revenue	168,475	130,525	200,258	31,522
Costs and expenses:
Commissions and other agent-related costs	(119,835)	(88,395)	(115,294)	(18,148)
Operating costs	(77,547)	(49,632)	(41,010)	(6,455)
Selling, general and administrative expenses	(51,968)	(41,687)	(42,906)	(6,753)
Goodwill impairment losses	—	—	(10,755)	(1,693)
Net change in fair value of contingent consideration	—	—	10,453	1,645
Total costs and expenses	(249,350)	(179,714)	(199,512)	(31,404)
(Loss) income from operations	(80,875)	(49,189)	746	118
Interest income	2,112	351	375	59
Other income	45	928	—	—
Foreign currency exchange (loss) gain	(2,013)	(27)	75	12
(Loss) income before income tax and share of associates’ income	(80,731)	(47,937)	1,196	189
Income tax	(1,173)	197	175	28
Share of associates’ income	536	350	910	143
Net (loss) income	(81,368)	(47,390)	2,281	360
Net loss (income) attributable to non-controlling interest	940	1,534	(1,448)	(228)
Net (loss) income attributable to IFM Investments Limited	(80,428)	(45,856)	833	132

Net (loss) income attributable to ordinary shareholders	(80,428)	(45,856)	833	132

Net (loss) income per share, basic	(0.12)	(0.07)	0.00	0.00
Net (loss) income per share, diluted	(0.12)	(0.07)	0.00	0.00

Net (loss) income per ADS, basic	(5.42)	(3.09)	0.06	0.01
Net (loss) income per ADS, diluted	(5.42)	(3.09)	0.06	0.01

Number of shares used in calculating net loss per share, basic	667,647	667,672	667,672	667,672
Number of shares used in calculating net loss per share, diluted	667,647	667,672	667,672	667,672

Number of ADSs used in calculating net loss per ADS, basic	14,837	14,837	14,837	14,837
Number of ADSs used in calculating net loss per ADS, diluted	14,837	14,837	14,837	14,837

IFM Investments Limited

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2011	2012	2012	2012
	RMB	RMB	RMB	US$
GAAP (loss) income from operations	(80,875)	(49,189)	746	118
Plus:
Share-based compensation	801	395	439	69
Goodwill impairment losses	—	—	10,755	1,693
Fair value change in contingent consideration	—	—	(10,453)	(1,645)
Non-GAAP (loss) income from operations	(80,074)	(48,794)	1,487	235

GAAP net (loss) income attributable to IFM Investments Limited	(80,428)	(45,856)	833	132
Plus:
Share-based compensation	801	395	439	69
Goodwill impairment losses	—	—	10,755	1,693
Fair value change in contingent consideration	—	—	(10,453)	(1,645)
Non-GAAP net (loss) income attributable to IFM Investments Limited	(79,627)	(45,461)	1,574	249

GAAP net (loss) income attributable to ordinary shareholders	(80,428)	(45,856)	833	132
Plus:
Share-based compensation	801	395	439	69
Goodwill impairment losses	—	—	10,755	1,693
Fair value change in contingent consideration	—	—	(10,453)	(1,645)
Non-GAAP (loss) income attributable to ordinary shareholders	(79,627)	(45,461)	1,574	249

GAAP net (loss) income per ADS, basic	(5.42)	(3.09)	0.06	0.01
GAAP net (loss) income per ADS, diluted	(5.42)	(3.09)	0.06	0.01

Non-GAAP net (loss) income per ADS, basic	(5.37)	(3.06)	0.11	0.02
Non-GAAP net (loss) income per ADS, diluted	(5.37)	(3.06)	0.11	0.02

Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, basic	14,837	14,837	14,837	14,837
Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, diluted	14,837	14,837	14,837	14,837